China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District, Beijing, 100728
The People's Republic of China

Via EDGAR

                                                                                                        January 11, 2010
Ms. Jennifer Hardy,
            Special Counsel
Ms. Cecilia D. Blye
           Chief, Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010, USA

Re:	China Petroleum & Chemical Corp. Form 20-F for the Fiscal Year Ended December 31, 2008 Filed May 20, 2009 File No. 1-15138

Dear Ms. Hardy and Blye:

We refer to your letter dated December 24, 2009 regarding the Form 20-F of China Petroleum & Chemical Corporation (the “Company”) for the fiscal year ended December 31, 2008 filed with the Commission on May 20, 2009 with the file number 1-15138.   Set forth below are our responses to your comments. For your convenience, we have also restated your comments below in italics.

1.
We note the information set forth in your letter to us dated February 7, 2007.  We are aware of recently published reports that “China Petroleum” has entered into an agreement with Iran for development of the Abadan refinery, and are negotiating with Iran regarding an LNG project.  Please advise us whether you are engaged in the reported activities, or any other activities, with respect to Iran.

We respectfully submit that the Company was not involved in any of the reported activities identified in your comment, nor is the Company involved in any other investment activities or development projects in Iran. As we clarified in our letter to you dated February 7, 2007, China Petrochemical Corporation, also commonly known as Sinopec Group Company, which is our controlling shareholder and a wholly state-owned corporation of the government of the People’s Republic of China, may have been, and continue to be, engaged in these and other activities in Iran without any involvement of the Company.

2.
We note response number 2 of your letter to us dated September 28, 2007. Please provide us with information regarding your purchases of Iranian and Sudanese crude oil during the last 3 fiscal years and any subsequent period, including whether your purchases included purchases directly from Iran and/or Syria.  Provide an updated materiality analysis, including discussion of whether your purchases constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with state sponsors of terrorism.  In this regard, we are aware of investor divestment of your stock because of your relationship with Sinopec Group.  Your materiality analysis should address this investor action and other, potential impacts of the investor sentiment evidenced by investor actions directed toward companies that have operations associated with Iran, Syria, and Sudan.

We respectfully submit the following supplemental information on the Company’s purchase volumes and purchase expenses of crude oil from Iran and Sudan in 2007 and 2008, and their respective percentages of the Company’s total refinery throughput volume and crude oil expense.  The Company did not purchase any crude oil from Syria in the last three years.

	2007				2008
	Volume	% of total	Expense	% of Total	Volume	% of Total	Expense	% of Total
	(million barrels)		(US$ billion)		(million barrels)		(US$ billion)
Iran	31.3	2.7%	2.20	2.9%	55.6	4.6%	5.74	4.9%
Sudan	42.5	3.7%	2.32	3.0%	40.1	3.3%	3.25	2.8%
Others	1067.4	93.5%	72.55	94.1%	1104.3	92.0%	109.09	92.4%

Total	1141.2	100.0%	77.07	100.0%	1200.0	100.0%	118.08	100.0%

In 2009, the purchased crude oil volume from Iran was estimated to be approximately 64.2 million barrels with an estimated total purchase expense of US$3.68 billion. The purchased volume from Sudan was estimated to be approximately 45.0 million barrels with an estimated total purchase expense of US$2.33 billion.  We currently do not have the Company’s total refinery throughput amount or the Company’s total crude oil expense amount, but we do not expect that their respective percentages in our total refinery throughput and total crude oil expense would change significantly from the previous years because our refinery throughput also increased in 2009.

All of Iranian crude oil are purchased from National Iranian Oil Company. We purchased our Sudanese crude oil from a number of traders including Oriental Energy Trading (a Singaporean company), Arcadia Petroleum Limited (a UK company), China Oil Co., Ltd. (a PRC company), Trafigura Pte Ltd. (a Singaporean company), Strong Petrochemical (a Hong Kong company) and Cathay Petroleum International Ltd. (a Hong Kong company).  As indicated in the percentage data in the table above, the Company’s crude oil purchase from Iran and Sudan constitute only a very small portion of the Company’s total crude oil expense.

The Company understands that certain investors based in the U.S. may not wish to invest in foreign companies that have operations associated with Iran or Sudan. Therefore,

the Company has disclosed the fact on page 9 of its Form 20-F for fiscal year ended December 31, 2008 that it purchased crude oil “from countries or regions that are on the sanction list published and administered by the Office of Foreign Assets Control of the US Department of Treasury.”  The Company believes that such statement would be adequate for the investors who are concerned with our business dealings with Iran and Sudan to make their investment decisions in so far as they base their investment decisions on whether we have purchased crude oil from Iran or Sudan.

*            *            *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at +8610-5996-0028 if you have any questions.  Please fax all your future correspondences to +8610-5996-0386.  Thank you very much.

Sincerely,

China Petroleum & Chemical Corporation

/s/ Chen Ge
Chen Ge Secretary to the Board of Directors